                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                               (AMENDMENT NO. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           RenaissanceRe Holdings Ltd.
                                (Name of Issuer)

                       Common Stock, U.S. $1.00 par value
                         (Title of Class of Securities)

                                    G7496G103
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7496G103

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      JAMES N. STANDARD

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
3.    SEC Use Only _____________________________________________________________

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      USA

--------------------------------------------------------------------------------
               5.  Sole Voting Power

                   4,942,095(1)
               -----------------------------------------------------------------
  Number of    6.  Shared Voting Power
   Shares
Beneficially       29,302(2)
  Owned by     -----------------------------------------------------------------
    Each       7.  Sole Dispositive Power
  Reporting
   Person          4,942,095(1)
    With       -----------------------------------------------------------------
               8.  Shared Dispositive Power

                   29,302(2)

----------
(1) Includes 2,442,095 shares of RenaissanceRe Holdings Ltd. Common Stock owned directly by Mr. Stanard and options to purchase 2,500,000 shares of RenaissanceRe Holdings Ltd. exercisable on or within 60 days of December 31, 2006.

(2) The shares indicated are shares of RenaissanceRe Holdings Ltd. Common Stock held by Ardshield Associates LP (a family limited partnership). Ardshield Corporation is the general partner of the partnership and Mr. Stanard's spouse holds 51% of the voting and dispositive power as to these shares. The remaining 49% is held by two trusts benefiting Mr. Stanard's children for which Mr. Stanard's father and Mrs. Stanard's parents act as Trustees.

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,971,397

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      6.9%(3)

--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN

--------------------------------------------------------------------------------

----------
(3) Based on 72,140,000 shares of RenaissanceRe Holdings Ltd. Common Stock outstanding as of December 31, 2006, as indicated in RenaissanceRe Holdings Ltd.'s Form 8-K, filed on February 7, 2007.

ITEM 1.

     (a)  Name of Issuer:

          RENAISSANCERE HOLDINGS LTD.

     (b)  Address of Issuer's Principal Executive Offices:

          RENAISSANCE HOUSE
          8-20 EAST BROADWAY
          PEMBROKE HM 19 BERMUDA

ITEM 2.

     (a)  Name of Person Filing:

          JAMES N. STANARD

     (b)  Address of Principal Business Office or, if none, Residence:

          48 PAR-LA-VILLE RD., SUITE 795
          HAMILTON BERMUDA HM 11

     (c)  Citizenship:

          USA

     (d)  Title of Class of Securities:

          COMMON STOCK, U.S. $1.00 PAR VALUE

     (e)  CUSIP Number:

          G7496G103

ITEM 3.

     NOT APPLICABLE AS THIS SCHEDULE 13(G) IS FILED PURSUANT TO RULE 13D-1(C).

ITEM 4. OWNERSHIP

If the percent of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:

          SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

     (b)  Percent of Class:

          SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

     (c)  Number of shares as to which such person has:

          (i)     Sole power to vote or to direct the vote:

                  SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

          (ii)    Shared power to vote or to direct the vote:

                  SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

          (iii)   Sole power to dispose or to direct the disposition of:

                  SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

          (iv)    Shared power to dispose or to direct the disposition of:

                  SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     NOT APPLICABLE.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.

AS OF DECEMBER 31, 2006, ARDSHIELD ASSOCIATES LP (A FAMILY PARTNERSHIP) IS THE OWNER OF RECORD OF 29,302 SHARES OF RENAISSANCERE HOLDINGS LTD. COMMON STOCK. THESE INTERESTS DO NOT RELATE TO MORE THAN FIVE PERCENT OF THE CLASS.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     NOT APPLICABLE.

ITEM 10. CERTIFICATION

     NOT APPLICABLE.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
                                        February 8, 2007
                                        ----------------------------------------
                                        Date

                                        /s/ James N. Stanard
                                        ----------------------------------------
                                        Signature

                                        James N. Stanard
                                        (Name/Title)